

Mailstop 3233

March 31, 2016

<u>Via E-mail</u>
Anthony M. Sanfilippo
Chief Executive Officer and Director
PNK Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re:** **PNK Entertainment, Inc.**
> **Amendment No. 4 to Form 10-12B**
> **Filed March 17, 2016**
> **File No. 001-37666**
>
> **Pinnacle Entertainment, Inc.**
> **Form 10-K**
> **Filed February 29, 2016**
> **File No. 001-13641**

Dear Mr. Sanfilippo:

We have reviewed the filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2016 letter.

<u>General</u>

1. Note that comments 4 and 5 are also applicable to Pinnacle Entertainment, Inc.'s Form 10-K filed February 29, 2016.

Amendment No. 4 to Form 10-12B

Exhibit 12

2.   Please revise to include an updated exhibit for Computation of Ratio of Earnings to Fixed Charges. Please refer to Item 601 of Regulation S-K.

Exhibit 99.1

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 3. Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2015, page 68

3.   We note your adjustment g. Please revise to include quantitative information about the significant unobservable inputs used in the fair value measurement of goodwill and other intangible assets.

Notes to the Consolidated Financial Statements, beginning on page F-7

Note 7. Investments, Restructuring and Acquisition Activities, page F-28

Retama Park Racetrack, page F-29

4.   With regard to the Retama Development Corporation (RDC) notes and the local government corporation bonds issued by RDC, please provide us a detailed discussion of how you determined that the notes and bonds are not impaired. Within your response, please address the uncertainties surrounding RDC's ability to make interest payments on the notes. Also, please clarify for us how the notes are collateralized by the assets of Retama Park Racetrack, as it appears that you consolidate these assets.

Note 9 – Goodwill and Other Intangible Assets, page F-31

5.   We note you calculated fair values of certain intangible assets during 2015. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these intangible assets. Please refer to ASC 820-10-50-2(bbb).

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief
Office of Real Estate and
Commodities

cc: Stephen F. Arcano
         Skadden Arps